SECURITY LIFE OF DENVER INSURANCE COMPANY

and its
SECURITY LIFE SEPARATE ACCOUNT L1
SECURITY LIFE SEPARATE ACCOUNT S-L1
SECURITY LIFE SEPARATE ACCOUNT S-A1

Supplement Dated July 5, 2019

This supplement updates and amends certain information contained in the May 15, 2019, supplement to your current product prospectus. Please read it carefully and keep it with that supplement for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

───

IMPORTANT INFORMATION ABOUT THE
VY® OPPENHEIMER GLOBAL PORTFOLIO

Effective May 24, 2019, Invesco Ltd. finalized an acquisition (the "Transaction") of OppenheimerFunds, Inc. ("Oppenheimer"). Prior to May 24, 2019, Oppenheimer was owned by Massachusetts Mutual Life Insurance Company. The Transaction resulted in a change of control of Oppenheimer and therefore an assignment, as such term is defined for purposes of the Investment Company Act of 1940, as amended, which triggered the automatic termination of the VY® Oppenheimer Global Portfolio's (the "Portfolio") subadvisory agreement ("Subadvisory Agreement") previously in place with Oppenheimer. Effective May 24, 2019, Voya Investments, LLC, the Portfolio's investment advisor, entered into a new Subadvisory Agreement with Invesco Advisers, Inc., a direct subsidiary of Invesco Ltd., on the same terms, compensation structure and with the same portfolio management teams as was in place under the Portfolio's previous Subadvisory Agreement with Oppenheimer.

Effective May 24, 2019, all references in the May 15, 2019, prospectus supplement to OppenheimerFunds, Inc. as the Portfolio's subadviser are to be deleted and replaced with Invesco Advisers, Inc.

Effective June 27, 2019, all references in the May 15, 2019, prospectus supplement to the VY® Oppenheimer Global Portfolio are to be deleted and replaced with VY® Invesco Oppenheimer Global Portfolio.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy/contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting Customer Service.

If you received a summary prospectus for any of the funds available through your policy/contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.